UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
LAMAR ADVERTISING COMPANY
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
2 7/8% CONVERTIBLE NOTES DUE 2010 — SERIES B
(Title of Class of Securities)
512815AH4
(CUSIP Number of Class of Securities)
Kevin P. Reilly, Jr.
President
Lamar Advertising Company
5551 Corporate Boulevard
Baton Rouge, Louisiana 70808
(225) 926-1000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:

Stacie Aarestad, Esq.	Daniel J. Zubkoff, Esq.
Edwards Angell Palmer & Dodge LLP	Cahill Gordon & Reindel LLP
111 Huntington Avenue At Prudential Center	80 Pine Street
Boston, Massachusetts 02199-7613	New York, New York 10005
(617) 239-0100	(212) 701-3000
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$264,232,280	$14,745
(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $287,209,000 aggregate principal amount of the issuer’s 2 7/8% Convertible Notes due 2010 — Series B at the tender offer price of $920 per $1,000 principal amount of such notes.
(2)	The amount of the filing fee was calculated at a rate of $55.80 per $1,000,000 of transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $14,745
Form or Registration No.: Schedule TO
Filing Party: Lamar Advertising Company
Date Filed: March 23, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 7. Source and Amount of Funds or Other Consideration
SIGNATURE
EXHIBIT INDEX

INTRODUCTORY STATEMENT
     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 23, 2009 (as amended, the “Schedule TO”), relating to the offer (the “Offer”) by Lamar Advertising Company, a Delaware corporation (the “Company”), to purchase for cash any and all of its  2 7/8% Convertible Notes due 2010 — Series B (the “Notes”), upon the terms and conditions set forth in the Offer to Purchase, dated March 23, 2009, and amended by the filing of Amendment No. 1 to the Schedule TO on March 27, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.
     You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.
Item 7. Source and Amount of Funds or Other Consideration.
     Item 7 of the Schedule TO is hereby amended and supplemented to include the following:
     On April 2, 2009, Lamar Media Corp. (“Lamar Media”), a wholly owned subsidiary of the Company, entered into Amendment No. 4 (“Amendment No. 4”) to its existing bank credit facility dated as of September 30, 2005 (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, the “Credit Agreement”) together with the Subsidiary Guarantors (as defined therein), the Subsidiary Borrowers (as defined therein), the Company, and JPMorgan Chase Bank, N.A., as Administrative Agent (“JPMorgan”), to among other things (i) reduce the amount of the revolving credit commitments available thereunder from $400,000,000 to $200,000,000, (ii) increase the interest rate margins for the revolving credit facility and term loans under the Credit Agreement, (iii) make certain changes to the provisions regarding mandatory prepayments of loans, (iv) amend certain financial covenants and (v) cause Lamar Media and the Subsidiary Guarantors to pledge additional collateral of Lamar Media and its subsidiaries, including certain owned real estate properties, to secure loans made under the Credit Agreement. Amendment No. 4 and the changes it made to the Credit Agreement were effective as of April 6, 2009.
Reductions in commitments
     The aggregate amount of the Revolving Credit Commitments was automatically ratably reduced from $400,000,000 to $200,000,000 as of April 6, 2009.
Interest
     The manner in which interest on Lamar Media’s borrowings is determined under the facilities was changed under Amendment No. 4 and is now calculated, at Lamar Media’s option, at a basic rate equal to either of the following plus the applicable spread above such basic rate:
•	with respect to base rate borrowings, the “Adjusted Base Rate” which is equal to the highest of: the rate publicly announced by JPMorgan Chase Bank, N.A. as its prime lending rate, or the applicable federal funds rate, plus 0.50%, or 1.0% plus the greater of (a) 2.00% and (b) the rate at which eurodollar deposits for one month are quoted on Reuters Page LIBOR01 multiplied by the statutory reserve rate (determined based on maximum reserve percentages established by the Board of Governors of the Federal Reserve System of the United States of America); or

•	with respect to eurodollar rate borrowings, the rate at which eurodollar deposits for one, two, three or six months (as selected by us), or nine or twelve months with the consent of the lenders, are quoted on Reuters Page LIBOR01 multiplied by the statutory reserve rate (determined based on maximum reserve percentages established by the Board of Governors of the Federal Reserve System of the United States of America).
     The spread applicable to borrowings is determined by reference to trailing Senior Debt Ratio (total senior debt to trailing four fiscal quarter EBITDA, as defined below, see “Amendments to financial covenants” below). For eurodollar rate borrowings, the spread applicable at this time is 3.50% and for base rate borrowing is 2.50%, in each case, subject to adjustment by reference to Lamar Media’s trailing Senior Debt Ratio.
Mandatory prepayments
     Lamar Media has agreed to make annual mandatory prepayments of principal under the bank credit facility based on a percentage of the excess cash flow (as defined in Amendment No. 4) for each of Lamar Media’s fiscal years. The percentage of excess cash flow to be prepaid is determined by reference to Lamar Media’s trailing Total Holdings Debt Ratio (total debt of the Company and its restricted subsidiaries to trailing four fiscal quarter EBITDA, see “Amendments to financial covenants” below). The initial percentage of excess cash flow to be prepaid is 100%.
     With respect to the fiscal year ending on December 31, 2009, the excess cash flow prepayment is applied first to prepay Lamar Media’s revolving credit facility (without reduction of commitments) up to approximately $107 million and the balance, if any, to the prepayment of the term loan facility and incremental loan facilities. For fiscal years ending on or after December 31, 2010, the excess cash flow prepayment is applied to Lamar Media’s term loan facility and its incremental loan facilities, ratably.
     As defined in Amendment No. 4, excess cash flow is, for any fiscal year, EBITDA of the Company and its restricted subsidiaries, less the sum of: debt service for such fiscal year, unfinanced capital expenditures made during such fiscal year, tax payments made in cash during such fiscal year, amounts dividended by Lamar Media to the Company during such fiscal year to enable the Company to make interest payments on its indebtedness, changes in working capital during such fiscal year, payments made by Lamar Media from free cash flow during such fiscal year to repay certain indebtedness owed to the Company, net reductions in the aggregate outstanding principal amount of Lamar Media’s revolving credit facility during such fiscal year and the aggregate amount of optional prepayments of principal of Lamar Media’s term loan facility and incremental loan facility during such fiscal year.
Amendments to financial covenants
     The Company’s “Total Debt Ratio” has been amended to include indebtedness of the Company and is now called the “Total Holdings Debt Ratio.” Pursuant to the Total Holdings Debt Ratio, the Company may not exceed the following ratios during the periods noted as set forth below:

Period	Ratio
Amendment No. 4 Effective Date through and including March 31, 2009	7.25 to 1.00
Thereafter through and including June 30, 2009	7.50 to 1.00
Thereafter through and including June 30, 2010	7.75 to 1.00
Thereafter through and including December 31, 2010	7.50 to 1.00
Thereafter through and including March 31, 2011	7.00 to 1.00
Thereafter through and including June 30, 2011	6.75 to 1.00
Thereafter through and including September 30, 2011	6.25 to 1.00
Thereafter	6.00 to 1.00

2

     Amendment No. 4 added a Senior Debt Ratio that the Company may not exceed during the periods noted as set forth below:

Period	Ratio
Amendment No. 4 Effective Date through and including March 31, 2009	4.00 to 1.00
Thereafter through and including March 31, 2010	4.25 to 1.00
Thereafter through and including September 30, 2010	4.00 to 1.00
Thereafter through and including December 31, 2010	3.75 to 1.00
Thereafter through and including March 31, 2011	3.50 to 1.00
Thereafter through and including September 30, 2011	3.25 to 1.00
Thereafter through and including December 31, 2011	3.00 to 1.00
Thereafter	2.00 to 1.00
EBITDA
     The definition of “EBITDA” was revised in Amendment No. 4 as follows: “EBITDA” means, for any period, operating income for the Company and its subsidiaries (other than any unrestricted subsidiary) (determined on a consolidated basis without duplication in accordance with GAAP) for such period (calculated before taxes, interest expense, interest in respect of Mirror Loan Indebtedness (as defined in Amendment No. 4), depreciation, amortization and any other non-cash income or charges accrued for such period, one-time cash restructuring charges and cash severance charges in the fiscal years ending on December 31, 2008 and 2009 (which charges shall not in the aggregate exceed $2,500,000 for such fiscal years) for such period and (except to the extent received or paid in cash by the Company or any of its subsidiaries (other than any unrestricted subsidiary) income or loss attributable to equity in Affiliates (as defined in Amendment No. 4) for such period)), excluding any extraordinary and unusual gains or losses during such period, and excluding the proceeds of any Casualty Events and Dispositions (each as defined in Amendment No. 4). For purposes hereof, the effect thereon of any adjustments required under Statement of Financial Accounting Standards No. 141R shall be excluded.
Pledge of additional collateral
     In connection with Amendment No. 4, Lamar Media and the Subsidiary Guarantors entered into an Amended and Restated Pledge Agreement with JPMorgan as Administrative Agent under which Lamar Media and the Subsidiary Guarantors pledged, as security for loans made under the Credit Agreement, all of their assets and placed a mortgage lien on certain pieces of real property held by TLC Properties, Inc., a Subsidiary Guarantor thereunder.
Incremental Loan Facility
     Amendment No. 4 also reduced Lamar Media’s incremental loan facility from $500 million to $300 million. The incremental facility permits Lamar Media to request that its lenders enter into commitments to make additional term loans, up to a maximum aggregate amount of $300 million. Lamar Media’s lenders have no obligation to make additional loans out of the $300 million incremental facility, but may enter into such commitments at their sole discretion.

3

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2009	LAMAR ADVERTISING COMPANY
	By:	/s/ Keith A. Istre
Keith A. Istre
Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(i)	Offer to Purchase dated March 23, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release dated March 23, 2009.*

(b)(1)	Purchase Agreement, dated as of March 20, 2009, by and among Lamar Media Corp. and the initial purchasers named therein, relating to Lamar Media Corp.’s 9 3/4% Senior Notes due 2014.*

(b)(2)	Indenture, dated as of March 27, 2009, between Lamar Media, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee relating to Lamar Media’s 9 3/4% Senior Notes due 2014. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on March 27, 2009, and incorporated herein by reference.

(d)(1)	Lamar 1996 Equity Incentive Plan, as amended, as adopted by the Board of Directors on February 23, 2006. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on February 28, 2006, and incorporated herein by reference.

(d)(2)	Form of Stock Option Agreement under the 1996 Equity Incentive Plan, as amended. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-30242) filed on March 10, 2005, and incorporated herein by reference.

(d)(3)	Form of Restricted Stock Agreement. Previously filed as Exhibit 10.16 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-30242) filed on March 15, 2006, and incorporated herein by reference.

(d)(4)	Form of Restricted Stock Agreement for Non-Employee directors. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 30, 2007 and incorporated herein by reference.

(d)(5)	2000 Employee Stock Purchase Plan. Previously filed as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-30242) filed on March 1, 2007, and incorporated herein by reference.

(d)(6)	Lamar Advertising Company Non-Management Director Compensation Plan. Previously filed on the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 30, 2007 and incorporated herein by reference.

(d)(7)	Summary of Compensatory Arrangements, dated March 4, 2009. Previously filed on the Company’s Current Report on Form 8-K (File No. 0-30242) filed on March 6, 2009 and incorporated herein by reference.

(d)(8)	Indenture, dated as of June 16, 2003, between the Company and The Bank of New York Trust Company, N.A., successor to Wachovia Bank of Delaware, National Association, as Trustee. Previously filed as Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 0-30242) filed on August 13, 2003, and incorporated herein by reference.

(d)(9)	First Supplemental Indenture to the Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., as Trustee, dated as of June 16, 2003. Previously filed as Exhibit 4.5 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 0-30242) filed on August 13, 2003 and incorporated herein by reference.

(d)(10)	Second Supplemental Indenture to the Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., as Trustee, dated as of July 3, 2007. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on July 9, 2007 and incorporated herein by reference.

(g)	None.

(h)	None.

*	Previously filed.